FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Intertape Polymer Group Inc.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or
will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     ☐          Form 40-F     ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number
assigned to the registrant in connection with Rule 12g3-2(b): 82-______]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 4, 2003	By: /s/ Andrew M. Archibald

Andrew M. Archibald, CFO, Vice President Administration, & Secretary

Index to Exhibits

1.	First Amending Agreement to the Credit Agreement dated as of December 20, 2001, as of December 20, 2002, among Intertape Polymer Inc., Intertape Polymer Corp. and each of the other joint and several Facility A Borrowers (as named therein), IPG Holdings LP, the Guarantors named therein, the Lenders named therein, the Canadian Administration Agent named therein, and the Administrative Agent named therein.

2.	Second Amending Agreement to the Credit Agreement dated as of December 20, 2001, as amended by a First Amending Agreement dated as of December 20, 2002, as of March 14, 2003 among Intertape Polymer Inc., Intertape Polymer Corp. and each of the other joint and several Facility A Borrowers (as named therein), IPG Holdings LP, the Guarantors named therein, the Lenders named therein, the Canadian Administration Agent named therein, and the Administrative Agent named therein.

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